www.excellonresources.com

EXCELLON REPORTS FIRST QUARTER 2020 FINANCIAL RESULTS

Toronto, Ontario – June 1, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) ("Excellon" or the “Company") is pleased to report financial results for the three-month period ended March 31, 2020.

Q1 2020 Financial and Operational Highlights (compared to Q1 2019)

●	Revenues of $6.6 million (Q1 2019 – $5.2 million)
●	Production of 523,742 silver equivalent (“AgEq”) ounces (Q1 2019 – 522,261 AgEq ounces)
●	AgEq ounces payable sold of 434,190 (Q1 2019 – 383,438 AgEq ounces payable)
●	Gross loss of $0.1 million (Q1 2019 – loss of $0.6 million)
●	Total cash cost net of byproducts per Ag oz payable of $15.35 (Q1 2019 – $11.71)
●	All-in sustaining cost net of byproducts per Ag oz payable (“AISC”) of $26.52 (Q1 2019 – $25.35)
●	Net loss of $6.4 million or $0.06/share (Q1 2019 – net loss of $3.8 million or $0.04/share)
●	Cash and cash equivalents of $8.4 million at March 31, 2020 (December 31, 2019 – $6.3 million)
●	Successful completion of the acquisition of Otis Gold Corp. (“Otis”)
●	Preparations underway for safe restart of Mexican operations following the suspension of non-essential activities in accordance with Mexican government directives to combat COVID-19 (refer to additional press release issued this morning)

“We are looking forward to resuming operations at Platosa and Miguel Auza in a safe and healthy manner and doing our part to prevent the further spread of COVID-19 in Mexico,” stated Brendan Cahill, President and CEO. “Fortunately, our people have not suffered any cases of the disease and incidences in our surrounding communities have been minimal.”

“Our markets are beginning to improve after the extreme swings of recent months in metal prices, currencies and input costs, which significantly impacted our financial results in the first quarter, despite a strong quarter operationally. Looking forward, the improving gold to silver ratio is positive for the entire precious metals space and the better outlook on industrial metals is particularly positive for Platosa.”

Financial Results

Financial results for the three-month periods ended March 31, 2020 and 2019 were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q1 2020	Q1 2019
Revenue (1)	6,615	5,179
Production costs	(5,479)	(4,612)
Depletion and amortization	(1,269)	(1,169)
Cost of sales	(6,748)	(5,781)
Gross profit (loss)	(133)	(602)

Corporate administration	(1,163)	(1,361)
Exploration	(373)	(1,005)

Other	(1,659)	(274)

(‘000s of USD, except amounts per share and per ounce)	Q1 2020	Q1 2019
Net finance cost	(2,091)	(52)
Income tax recovery (expense)	(953)	(491)
Net income (loss)	(6,372)	(3,785)
Income (loss) per share – basic	(0.06)	(0.04)

Cash flow from (used in) operations (2)	(1,778)	(977)

Production cost per tonne (3)	292	272
Cash cost per silver ounce payable net of byproducts ($/Ag oz)	15.35	11.71
All-in sustaining cost (“AISC”) per silver ounce payable ($/Ag oz)	26.52	25.35
Realized prices:(4)
Silver – ($US/oz)	15.04	15.45
Lead – ($US/lb)	0.79	0.92
Zinc – ($US/lb)	0.90	1.26

(1)	Revenues are net of treatment and refining charges (“TC/RCs”).
(2)	Cash flow from operations before changes in working capital.
(3)	Production cost per tonne includes mining and milling costs excluding depletion and amortization.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

Net revenues increased by 28% to $6.6 million (Q1 2019 – $5.2 million) due to higher payable silver and lead metals produced and sold. Net revenues were impacted by materially higher TC/RCs of $1.8 million (Q1 2019 – $0.6 million).

Cost of sales, including depletion and amortization increased 17% in Q1 2020 compared to Q1 2019, driven primarily by higher production costs resulting from high electricity and labour expenses. The Company is currently implementing several initiatives to materially reduce operating costs, including entering a new energy contract and permanently reducing the labour force.

The Company recorded a net loss of $6.4 million in Q1 2020 (Q1 2019 – net loss of $3.8 million). The primary contributors to the loss were unrealized foreign exchange losses, unrealized losses from currency hedges and a negative variance in costs of goods sold. These losses were partially offset by an overall $1.4 million net increase in revenue, $0.6 million lower exploration cost and $0.4 million lower share-based compensation expense.

Exploration drilling focused on the Evolución Project with one diamond drill rig drilling approximately 1,158 meters (Q1 2019 – 2,545 metres at Evolución and 2,143 metres at Platosa).

Cash cost net of by-products per silver ounce payable (or Total Cash Cost) increased to $15.35 in Q1 2020 ($11.71 in Q1 2019) despite 41% higher silver production as TC/RCs increased by $1.2 million or approximately 200%. These increased TC/RCs were in line with the global zinc and lead concentrate producing industry, which saw another marked increase in TC/RCs in 2019, which continued into 2020. In recent months, the market for concentrates has improved and the Company is reviewing options to improve TC/RCs.

AISC net of by-products per silver ounce payable increased to $26.52 in Q1 2020 due to higher all-in production costs, TC/RCs and capital expenditures.

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and twelve month periods ended March 31, 2020 and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the three- and twelve-month periods ended March 31, 2020, for a reconciliation of these measures to reported IFRS results.

Operating Results

Operating performance for the periods indicated below was as follows:

	Q1	Q1
	2020	2019
Tonnes of from Platosa:	19,899	19,496
Ore processed (t):	19,042	16,769
Historical stockpile processed (t):	-	1,450
Platosa ore processed (t):	19,042	18,219
Ore grades:
Silver (g/t)	542	534
Lead (%)	5.44	5.01
Zinc (%)	6.78	8.00
Historical stockpile grades:
Silver (g/t)	-	123
Lead (%)	-	1.22
Zinc (%)	-	1.44
Blended head grade (ore and historical stockpiles):
Silver (g/t)	-	502
Lead (%)	-	4.71
Zinc (%)	-	7.48
Recoveries:
Silver (%)	89.3	89.7
Lead (%)	82.8	74.6
Zinc (%)	74.9	78.1
Production(1)
Silver – (oz)	296,281	260,445
AgEq ounces (oz)(2)	523,742	522,261
Lead – (lb)	1,890,456	1,376,423
Zinc – (lb)	2,131,034	2,209,624
Payable:(3)
Silver ounces – (oz)	246,062	174,194
AgEq ounces (oz)(2)	434,190	383,438
Lead – (lb)	1,514,285	890,712
Zinc – (lb)	1,805,672	1,919,733
San Sebastián ore processed (t)	4,785	-

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period. Tonnes Mined and Ore processed are in DMT.
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ produced ounces.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

During Q1 2020, the operation accessed multiple ore faces with improved silver and lead grades. Zinc grades were more variable than expected due to grade variability among the four mantos, leading to lower zinc recoveries. Development continues to progress towards the next production horizons utilizing 730 and 731 ramps in Pierna and Rodilla in the 895 and 903 elevations respectively and the 725 ramp in 623 to access the 890 elevation.

COVID-19 Update

March 31, 2020, the Mexican government directed the suspension of all non-essential activities, including mining and related operations, in response to the growing concerns around the spread of COVID-19. During the temporary suspension, the Company progressed several initiatives that are expected to materially reduce operating costs once Platosa restarts, including switching to a new energy provider, reducing the labour force and negotiating or implementing a series of other optimization or cost-saving initiatives. As the state of emergency has been lifted, the Company has commenced activities to restart operations. Please also refer to the Company’s news release dated June 1, 2020. Procedures have been developed to protect workers and the community from COVID-19, incorporating best practice from the U.S. Centers for Disease Control, the Mexican government and the mining industry. These will facilitate a safe restart of operations in Mexico.

As a result of COVID-19 exploration plans were delayed. Jurisdictions around the world, including Mexico, Germany and the United States are now beginning phased restarts of operations, and the Company expects 2020 exploration activities to resume accordingly.

Management Update

The Company also announces that Nisha Hasan has stepped down as Vice President Investor Relations to pursue other opportunities.

“Nisha has been an incredible member of the Excellon team since 2013,” stated Mr. Cahill. “She has been at the forefront of the many challenges we have faced and has weathered the storms with calmness and cheer. We wish her the very best of success in her future endeavours in the industry.”

Excellon has engaged the services of Adelaide Capital Markets Inc. to provide investor relations and related services to the Company.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer or

Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company's public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.